FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2003


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F      X                   Form 40-F
                          ---                              ------


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                No       X
                 --------                              ---

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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

Forward-Looking Statements

         This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in our market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.


New Capital Investment

         On July 16, 2003, Commtouch issued the press release attached to this Report on Form 6-K as Exhibit 1 relating to the Ordinary Shares and Warrants Purchase Agreement attached to this Report on Form 6-K as Exhibit 2.

         Subsequent to issuance of the press release, additional investors agreed to participate in the offering. The final offering statistics are as follows:

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 Shares To Be Purchased    Per Share Offering        Gross Offering      Warrants Issuable to     Warrant Exercise
      by Investors                price                 Proceeds               Investors                Price
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
       2,880,000                  $0.50                $1,440,000              1,440,000                $0.50
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

The warrants are currently exercisable and expire in five years.

         Commtouch has agreed to file a registration statement with the SEC within 60 days to allow the investors to publicly resell all shares sold in the private placement, including those issuable under the warrants. Commtouch has agreed to keep the registration statement effective for 36 months.

         If the registration statement is not filed in 60 days, or does not become effective in four months or does not remain effective for 36 months, then Commtouch may be required to pay investors a penalty. The penalty will be 5% per month of the aggregate purchase price paid plus the spread between the warrant exercise price and the average price for the ordinary shares for

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

each trading day until the registration conditions are fulfilled. The penalty is payable either in cash or in registered ordinary shares. Also, if the registration statement is not declared effective by the SEC in 90 days, the investors will have the right to register their shares on any registration statements filed by Commtouch for corporate financings.

         Commtouch is in the process of requesting approval from the Office of the Chief Scientist of Israel and the Investment Center of the State of Israel, which are required to close the transaction and receive the proceeds of the offering. We currently expect to receive these approvals in approximately two weeks. The offering proceeds will be used for general corporate working capital.

Information Incorporated by Reference

            The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

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

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              COMMTOUCH SOFTWARE LTD.
                                                    (Registrant)


Date July 24, 2003                            By     /s/Devyani Patel
                                                 ------------------------
                                                     Devyani Patel
                                                     VP Finance

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

                                  Exhibit Index

Exhibit Number    Description of Exhibit

1                 Press release of July 16, 2003

2 Ordinary Shares and Warrants Purchase Agreement dated as of July 10, 2003, by and between Commtouch Software Ltd., and the investors listed on Exhibit A attached thereto.

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